EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol: LVN
US OTC: LVNVF
February 26, 2014	Berlin & Frankfurt: LO9

LEVON COMPLETES PHASE 4 EXPLORATION DRILLING AT CORDERO, INTERSECTING STRONG MINERALIZATION FROM SURFACE WITHIN THE AIDA CLAIM

Levon Resources Ltd. (“Levon” or “the Company”) (TSX Symbol: LVN) is pleased to report that Phase 4 drilling was completed on February 13, 2014 at the Company’s wholly owned Cordero project near Hidalgo Del Parral, Chihuahua, Mexico. Twenty four (24) core holes (13,072 metres [m]) were drilled on a 100 m drill grid, testing the recently acquired Aida claim, (see news release dated July 10, 2013) which is located in the center of the Cordero project. Assays for 14 of the 24 holes have been received and are described in this release. The pending assays of the remaining 10 holes will be reported when available, then all project drill data will be forwarded to Independent Mining Consultants (“IMC”) to prepare an updated Cordero resource estimate.

The current exploration drill assay results reveal that strong bulk tonnage silver (Ag), gold (Au), zinc (Zn), and lead (Pb) mineralization extends from surface, over broad intervals within and near the Aida claim. Three (3) of the newly reported exploration holes also intersected wide, higher grade mineralization across mineralized volcanic feeder zones at depth within the volcanic Cordero Felsic Dome Complex (the “Dome”). The mineralization is revealed in the highlighted drill hole composite assays, and summary tables described in this release.

Highlights include:

Dome Contact Zone Mineralization
Hole C13-253 (drill section (Sn) 443,200 m E) is a vertical hole on the north flank of the Dome that cuts through the mineralized contact zone and its limestone host rocks. C13-253 intersected 216 m (from 0 to 216m) of 34.7 g/t Ag Eq., then 174 m (from 232 m to 406 m) of 33.6 g/t Ag Eq., then 98 m (from 422 to 520 m) of 95.1 g/t Ag Eq., then 60 m (634 m to 694 m) of 22.4 g/t Ag Eq., then 106 m (980 m to 1086 m) of 39.8 g/t Ag Eq. as summarized in Table 1.

Table 1. Hole C13-253 drill hole assay composites.

Hole ID	From (m)	To (m)	Interval (m)	Ag Eq. g/t	Ag g/t	Au (g/t)	Zn (%)	Pb (%)
C13-253	0	216	216	34.7	23.333	0.059	0.167	0.212
Including C 13-253	118	142	24	106.9	83.943	0.194	0.16	0.504
C13-253	232	406	174	33.6	15.114	0.02	0.35	0.352
Including C 13-253	252	272	20	59.5	30.750	0.043	0.468	0.599
Including C 13-253	308	342	34	51.7	21.871	0.018	0.634	0.524
Including C 13-253	364	376	12	38.9	19.267	0.022	0.327	0.41
C13-253	422	520	98	95.1	37.643	0.032	1.48	0.804
Including C 13-253	462	478	16	43.4	9.300	0.029	1.245	0.171
Including C 13-253	484	512	28	275.1	109.136	0.062	4.083	2.505
C13-253	634	694	60	22.4	7.710	0.013	0.277	0.284
C13-253	980	1086	106	39.8	16.049	0.019	0.619	0.322

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas which have higher gold grades and have been included in the tabulations).

The cross section of hole C13-253 incorporates the current geologic 3D modeling shapes showing the Dome is mushroom shaped with its cap exposed at the surface, and inter-layered limestone with varieties of dacite at depth. The low angle inter-layered dacite sills, and the limestone in the contact zone are generally mineralized, particularly along their mutual contacts.

Hole C13-261 (Sn 442,950 m E) is an angle hole drilled south across the Aida claim. The hole also intersects mineralization from surface within the Dome cap, and cuts into the southern mineralized Dome contact zone at depth. Hole C13-261 intersected 68 m (from 2 m to 70 m) of 30.4 g/t Ag Eq., then 84 m (from 96 m to 180 m) of 52.5 g/t Ag Eq., then 146 m (from 192 m to 338 m) of 26.1 g/t Ag Eq. with other lessor intercepts down hole to 502 m summarized in Table 2.

Table 2. Hole C13-261 drill hole assay composites.

Hole ID	From (m)	To (m)	Interval (m)	Ag Eq. g/t	Ag g/t	Au (g/t)	Zn (%)	Pb (%)
C13-261	2	70	68	30.4	22.311	0.046	0.108	0.156
Including C13-261	14	32	18	83.0	62.751	0.104	0.23	0.436
C13-261	96	180	84	52.5	31.251	0.069	0.309	0.439
Including C13-261	96	106	10	62.3	38.940	0.061	0.289	0.536
Including C13-261	124	172	48	72.0	42.311	0.093	0.434	0.614
C13-261	192	338	146	26.1	9.941	0.071	0.348	0.226
Including C13-261	194	208	14	36.8	18.257	0.027	0.443	0.273
Including C13-261	256	280	24	49.3	17.083	0.052	0.656	0.559
C13-261	356	380	24	41.3	19.262	0.048	0.478	0.348
C13-261	400	416	16	18.5	9.325	0.032	0.208	0.128
C13-261	474	502	28	22.3	7.779	0.017	0.438	0.142

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas which have higher gold grades and have been included in the tabulations).

Mineralized Dome Cap and Feeder Zones
Hole C13-258 (Sn 443, 200E) was drilled north across the Aida claim. Hole C13-258 intersects 438 m (from 2 m to 440 m) of 19.5 g/t Ag Eq., then higher grade mineralization at depth in Dome feeders through 94 m (from 456m to 550 m) of 99.3 g/t Ag Eq, then 18 m (from 666 m to 6 84 m) of 36.7 g/t Ag Eq. as summarized in Table 3.

Table 3. Hole C13-258 drill hole assay composites.

Hole ID	From (m)	To (m)	Interval (m)	Ag Eq. g/t	Ag g/t	Au (g/t)	Zn (%)	Pb (%)
C13-258	2	440	438	19.5	11.481	0.034	0.175	0.112
Including C13-258	46	56	10	36.8	27.060	0.034	0.093	0.239
C13-258	456	550	94	99.2	34.257	0.038	1.801	0.803
C13-258	666	684	18	36.7	13.633	0.018	0.463	0.423

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas which have higher gold grades and have been included in the tabulations).

Hole C14-258 is collared in the mineralized Dome and cut through its mushroom shaped cap and across recently discovered mineralized volcanic feeders beneath the Dome in its stem. The volcanic feeders are significant since they are often higher grade than the surrounding mineralization. The feeders appear to be northeast trending mineralized dacite, and rhyolite dike zones beneath the Dome. Early cross sections and 3D geologic modeling carries the dike feeders of a northern lobe on the Dome covered by the Aida claim, across 400 m of strike length so far. Drill hole geology illustrates the feeders are gradational features with surrounding mineralized dacite, with mineralized Dome cap rocks above.

Hole C13-257 (Sn 443,100 m E) is an angle hole drilled south across the Aida claim. Hole C13-257 also cuts the Dome cap from surface and mineralized Dome feeders at depth (direct link to figures 5, 6). Hole C13-257 intersected 36 m (0 m to 36 m) of 12.3 g/t Ag Eq., then 276 m (from 46 m to 322 m) of 49.0 g/t Ag Eq., then within the feeder, 72 m (from 334 m to 406 m) of 85.4 Ag Eq., then 66 m (from 432 m to 498 m) of 48.3 g/t Ag Eq., then 42 m (from 506 m to 548 m) of 39.8 g/t Ag Eq. as summarized in Table 4.

Table 4. Hole C13-257 drill hole assay composites.

Hole ID	From (m)	To (m)	Interval (m)	Ag Eq. g/t	Ag g/t	Au (g/t)	Zn (%)	Pb (%)
C13-257	0	36	36	12.3	7.333	0.067	0.061	0.067
C13-257	46	322	276	49.0	20.183	0.106	0.636	0.407
Including C 13-257	96	112	16	40.9	9.175	0.086	1.114	0.142
Including C 13-257	166	186	20	49.7	9.780	0.106	1.555	0.055
Including C 13-257	250	260	10	44.3	20.540	0.035	0.408	0.476
Including C 13-257	270	320	50	143.5	63.876	0.3	1.024	1.711
C13-257	334	406	72	85.4	32.209	0.092	1.203	0.821
C13-257	432	498	66	48.3	18.765	0.021	0.804	0.374
Including C 13-257	454	486	32	76.0	31.752	0.029	1.148	0.609
C13-257	506	548	42	39.8	16.038	0.018	0.567	0.363
Including C 530 13	530	542	12	72.3	27.200	0.028	1.04	0.728

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas which have higher gold grades and have been included in the tabulations).

Tables 1 through 4 summarize wide drill composites in 4 of the 14 reported holes. Table 5 is a summary of greater than 70 m drill composites in the reported holes.

Table 5. Summary compilation of wide drill intercepts in the 14 reported holes (greater than 70 m widths).

Hole ID	From (m)	To (m)	Interval (m)	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)	Zn (%)	Pb (%)
C13-253	0	216	216	34.7	23.333	0.059	0.167	0.212
C13-253	232	406	174	33.6	15.114	0.02	0.35	0.352
C13-253	422	520	98	95.1	37.643	0.032	1.48	0.804
C13-253	980	1086	106	39.8	16.049	0.019	0.619	0.3
C13-254	0	332	332	32.4	15.794	0.075	0.4	0.196
C13-255	262	402	140	34.0	13.001	0.052	0.621	0.192
C13-256	0	200	200	33.5	15.503	0.107	0.458	0.169
C13-257	46	322	276	49.0	20.183	0.106	0.636	0.407
C13-257	334	406	72	85.4	32.209	0.092	1.203	0.821
C13-258	2	440	438	19.5	11.481	0.034	0.175	0.112
C13-258	456	550	94	99.2	34.257	0.038	1.801	0.803
C13-259	148	220	72	41.3	18.641	0.085	0.667	0.185
C13-260	0	84	84	18.4	6.098	0.047	0.407	0.061
C13-260	238	310	72	38.6	14.784	0.029	0.684	0.263
C13-261	96	180	84	52.5	31.251	0.069	0.309	0.439
C13-261	192	338	146	26.1	9.941	0.071	0.348	0.226
C13-262	10	148	138	26.1	13.804	0.053	0.33	0.12
C13-264	0	124	124	28.1	16.308	0.066	0.252	0.152
C13-265	0	84	84	15.7	10.021	0.036	0.128	0.065

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas which have higher gold grades and have been included in the tabulations).

Assay Reporting
•	The Ag, Au, Zn, Pb polymetallic assays include the final lab assays for Ag, Au, Zn Pb from the core samples. All drill core was sawed and sampled through 2 m continuous intervals and assayed.
•
Drill hole assay composites were calculated using the IMC and M3 metal prices, criteria, projected recoveries, and cut offs used in their calculation of the Cordero resource (see July 31, 2012 technical report, as amended and restated May 10, 2013) and modeling in the PEA (see March 12, 2012 PEA, as amended and restated May 8, 2013). The PEA provides the details of the NSR modeling. Management believes the metal prices used in the PEA continue to be good long term estimates, and the prices used are: USD$25/oz Ag, $1,000/oz Au, $1.00/ Pb Zn and Pb to calculate and NSR/t value for each 2 m core sample interval. A USD$6 NSR/t cutoff over 10 m of assay continuity are the conventions used to pick the limits and extent of drill composite intervals reported.

•	Calculated silver equivalents (g/t Ag Eq.) reported, are the simple conversion of the NSR/t values to Ag Eq. g/t.

Mineralization Geology
Mineralization associated with the drill intercepts is similar to earlier drill holes of the resource. The Ag, Au, Zn, Pb values are associated with argentiferous galena, sphalerite, and pyrite, with sparse tetrahedrite. Mineralization includes:

•
Porphyry style disseminated and stock work veined, argentiferous galena, sphalerite, and pyrite, within dacite porphyry, dacite, rhyolite, and associated intrusive contact breccias, hydrothermal breccias, and diatreme breccias of the Dome.

•	Mineralized limestone in contact breccias, hornfels zones (contact metamorphosed limestone) traces of higher grade metamorphosed garnet skarn.
•	High grade manto replacement zones within limestone host rocks.
•	Early and late mineralized diatreme breccias, that cut the Dome and limestone host rocks.
•	Through going late veins of calcite, barite, sphalerite, and argentiferous galena
•	Later stage sphalerite rich stockwork veins.

At least seven episodes of mineralization have been identified within the Dome through geologic cross cutting relationships exposed in the drill core, and this complex mineralization is a key attribute of the system.

Drilling Objectives
The goal of the Phase 4 drilling program was to extend the mineralization across the newly acquired Aida claim in order to expand the Cordero resource in a future independent resource estimate update. The Aida claim covers 16 hectares (measuring about 600 m by 300 m) and is surrounded by holes and drill intercepts within the latest resource model.

The latest 24 exploration core holes (13,071 m) were drilled from October to February 13, 2014, bringing total project drilling to 126, 917 m through 274 core holes since Levon’s initial discovery in September, 2009.

The current mineral resource estimate at Cordero is summarized in Table 6.

Table 6. 2012 Cordero resource*.

		Combined Areas (above cutoff)					Contained Metal
Resource Date	Resource Class	Million Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	ZN (%)	Silver oz. (millions)	Gold oz. (millions)	Lead Lbs. (billions)	Zinc Lbs. (Billions)
June 2012	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

*(USD $6/t NSR cutoff grade, calculated at $25/oz Ag, $1.00/lb Zn and Pb. Gold was calculated based on areas within the resource which have higher gold grades and have been included in the tabulations).

Levon’s most recent resource estimate (Table 6) is contained in a technical report dated July 31, 2012, as amended and restated May 10, 2013, prepared by IMC in collaboration with M3 is available for viewing on Levon’s website and on SEDAR. The Levon website (www.levon.com) and its links provide complete background on the Cordero project.

Qualified Person
Vic Chevillon, AIPG QPG # 11054, the Company’s VP, Exploration and a qualified person as such term is defined in NI 43-101 of the Canadian Securities Administrators has reviewed and approved this news release.

About Levon Resources
Levon is a well-funded gold and precious metals exploration Company, exploring the company’s 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.